Registration No. 333-52678

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

DIRECT ALLIANCE CORPORATION

APPLICATION FOR WITHDRAWAL

OF

REGISTRATION STATEMENT

ON

FORM S-1

      Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Direct Alliance Corporation (the “Company”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-52678 (collectively, the “Registration Statement”).

      The Registration Statement was originally filed with the Securities and Exchange Commission on December 22, 2000. The Company has decided to abandon the offering.

      No securities have been sold under the Registration Statement and all activity in pursuit of the offering has been discontinued. Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. If you have any questions regarding the foregoing application for withdrawal, please contact Suzanne Y. Park of Quarles & Brady Streich Lang, legal counsel to the Company in connection with the Registration Statement, at (602) 229-5367.

DIRECT ALLIANCE CORPORATION

By: /s/ Tony M. Smith Printed Name: Branson ("Tony") M. Smith Its: President

Dated: June 6, 2001